SO 9/6/05



SECUR[...]SSION

05043945

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 36060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2004 (MM/DD/YY) AND ENDING 5/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TEMPO Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4712 State Road Suite 200
(No. and Street)

Cleveland (City) OHIO (State) 44109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis W. Zauszniewski 216-351-5300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dyer, Hughes, Roche & Wilson, Inc
(Name – *if individual, state last, first, middle name*)

121 North Market (Address) Wooster (City) OHIO (State) 44691 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/8/05

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis W. Zauszniewski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TEMPO Securities Corp, as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Sr. VP/Treasurer

Title



Notary Public

ROBERT SHIFFRA, Notary Public
STATE OF OHIO
My commission has no expiration date

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEMPO SECURITIES CORPORATION

Table of Contents

Independent Auditors' Report

Board of Directors
Tempo Securities Corporation

We have audited the accompanying statement of financial condition of Tempo Securities Corporation (the Company) as of June 30, 2005, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tempo Securities Corporation at June 30, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dyer, Hughes, Roche & Wilson, Inc.

Dyer, Hughes, Roche & Wilson, Inc.
Wooster, Ohio
July 13, 2005

TEMPO SECURITIES CORPORATION

Statement of Financial Condition
June 30, 2005

ASSETS	
Cash and Cash Equivalents	$28,867
Commissions Receivable	19,773
Prepaid Expenses	884
Total Assets	**$49,524**
LIABILITIES	
Accounts Payable and Accrued Expenses	$ 3,173
Commissions Payable	14,732
Total Liabilities	**$17,905**
Shareholders' Equity	
Common Stock, no par value 750 shares authorized; 600 shares issued and outstanding	$30,000
Retained Earnings	1,619
Total Shareholders' Equity	**$31,619**
Total Liabilities and Shareholders' Equity	**$49,524**

See Notes to Financial Statements

TEMPO SECURITIES CORPORATION

Statement of Income
For the Year Ended June 30, 2005

Revenue	
Commissions and Fees	$209,684
Interest and Dividends	216
Other	750
Total Revenues	**210,650**
Expenses	
Commissions, Employee Compensation and Benefits	169,366
Floor Brokerage	22,322
Professional Fees	5,092
Occupancy	9,598
Other	3,876
Total Expenses	**210,254**
Net Income	**$ 396**

See Notes to Financial Statements

TEMPO SECURITIES CORPORATION

Statement of Changes in Shareholders' Equity
For the Year Ended June 30, 2005

	Common Stock	Retained Earnings	Total
Balance – July 1, 2004	$30,000	$1,223	$31,223
Net Income		396	396
Balance – June 30, 2005	$30,000	$1,619	$31,619

See Notes to Financial Statements

TEMPO SECURITIES CORPORATION

Statement of Cash Flows
For the Year Ended June 30, 2005

Cash Flow Provided from Operating Activities	
Net Income	$ 396
Increase (Decrease) in Operating Assets and Liabilities:	
Commissions Receivable	3,232
Prepaid Expenses	60
Accounts Payable and Accrued Expenses	(1,018)
Commissions Payable	(1,652)
Net Cash Provided by Operating Activities	1,018
Cash and Cash Equivalents – Beginning of Year	27,849
Cash and Cash Equivalents – End of Year	$28,867

See Notes to Financial Statements

Notes to Financial Statements

Note 1 – Organization

Tempo Securities Corporation (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC). In addition, the Company, which was incorporated on May 2, 1986 in the State of Ohio, is a member of the National Association of Securities Dealers, Inc. (NASD).

Note 2 – Summary of Significant Accounting Policies

Accounting Estimates – Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents – The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents. Included in cash and cash equivalents is $10,000 of segregated and restricted cash on deposit with its clearing broker pursuant to the Company's clearing agreement.

Receivables and Credit Policies – Commissions receivable are uncollateralized obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Commissions receivable are stated at the amount billed. Payments of commissions receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Notes to Financial Statements

Income Taxes – Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Note 3 – Lease Commitments

The Company is under a one-year lease renewal for its facility for a rental amount of $9,000.

Note 4 – Federal Income Taxes

At June 30, 2005 the Company had a net operating loss carryforward of approximately $1,000 available to reduce future taxable income, expiring through 2020. The net operating loss carryforward resulted in a deferred income tax asset of approximately $200 at June 30, 2005. Due to the uncertainty in realizing the future benefit of the net operating loss carryforward, a valuation allowance of approximately $200 was recorded at June 30, 2005.

Note 5 – Exemption from Rule 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

Note 6 – Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Notes to Financial Statements

Note 7 – Employee Benefit Plan

At June 30, 2005, the Company had an SAR-SEP plan covering substantially all employees with greater than one year of service. The employees may elect to defer up to 25% of their gross wages. The Company also has an option to make a discretionary contribution to the plan. The Company has not made a contribution to the plan during the year ended June 30, 2005.

Note 8 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2005, the Company had net capital of $26,510, which was $21,510 in excess of its required net capital of $5,000.

TEMPO SECURITIES CORPORATION

Schedules I and II – Computation of Net Capital Pursuant to Rule 15c3-1 and Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2005

Net Capital	
Total shareholders' equity from Statement of Financial Condition	$31,619
Less: Non-allowable assets – commissions receivable and prepaid expenses	5,109
Net Capital	$26,510
Computation of Aggregate Indebtedness	
Total liabilities from Statement of Financial Condition	$17,905
Computation of Basic Net Capital Requirement	
6-2/3% of Aggregate Indebtedness	$ 1,372
Minimum Required Net Capital	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$21,510
Ratio of Aggregate Indebtedness to Net Capital	.68 to 1

The Company is not required to present the schedules "Compilation for Determination of Reserve Requirements Under Rule 15c3-3" as it meets the exemptible provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Independent Auditors' Report on Internal Control Required By SEC Rule 17a-5

Board of Directors
Tempo Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedule of Tempo Securities Corporation (the Company) for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practice and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptible provisions of rule 15c3-3. Because the Company does not carry securities accounts for customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-3.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of

financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Dyer, Hughes, Roche & Wilson, Inc.

Dyer, Hughes, Roche & Wilson, Inc.
Wooster, Ohio
July 13, 2005